United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Table of Contents
Press Release
Signature Page

Press Release
CVRD prices US$1.88 billion mandatorily convertible notes due 2010
Rio de Janeiro, June 19, 2007 – Companhia Vale do Rio Doce (CVRD) hereby announces the pricing of a US$1,880,270,650 offering of mandatorily convertible notes (Series RIO and Series RIO P) due 2010 through its wholly-owned indirect subsidiary Vale Capital Limited (“Vale Capital”).
The US$1,295,732,300 Guaranteed Notes due 2010, Series RIO (the “Series RIO Notes”) will bear interest at 5.50% per year, payable quarterly. At their maturity on June 15, 2010, or upon certain events, the Series RIO Notes will be mandatorily converted to American Depositary Shares (ADSs), each representing one common share of CVRD. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders.
The US$584,538,350 Guaranteed Notes due 2010, Series RIO P (the “Series RIO P Notes”) will bear interest at 5.50% per year, payable quarterly. At their maturity on June 15, 2010, or upon certain events, the Series RIO P Notes will be mandatorily converted to ADSs, each representing one preferred class A share of CVRD. Additional interest will be payable based on the net amount of cash distributions paid to ADS holders.
The American Depositary Shares into which the Series RIO Notes and the Series RIO P Notes are convertible will represent up to an aggregate of 28,291,020 common shares and 15,147,728 preferred class A shares of CVRD, all of which CVRD currently holds as treasury stock.
The notes will be unsecured and unsubordinated obligations of Vale Capital and will be fully and unconditionally guaranteed by CVRD. The guarantee will be an unsecured and unsubordinated obligation of CVRD.
CVRD will use the net proceeds of this offering for general corporate purposes.
Citigroup Global Markets, Inc. (Citi) and J.P. Morgan Securities Inc. (JPMorgan) acted as underwriters.
CVRD and Vale Capital have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents CVRD and Vale Capital have filed with the SEC for more complete information about the companies and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Citi and JPMorgan will arrange to send you the prospectus upon request by calling toll-free +1-800-831-9146 (in the United States), by calling collect +1-718-765-6732 (outside the United States), or by contacting them at: Citigroup Global Markets, Inc., Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220.
This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br

Press Release
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations